     As filed with the Securities and Exchange Commission on April 4, 2001
                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                          LOUDEYE TECHNOLOGIES, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                                --------------

                      Delaware                                             91-1908833
            (State or Other Jurisdiction                                (I.R.S. Employer
         of Incorporation or Organization)                           Identification Number)

                             Times Square Building
                           414 Olive Way, Suite 500
                               Seattle, WA 98101
                                (206) 832-4000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------

                               John T. Baker IV
                     President and Chief Executive Officer
                          Loudeye Technologies, Inc.
                                 414 Olive Way
                               Seattle, WA 98101
                                (206) 832-4000
 (Name, Address Including Zip Code, and Telephone Number Including Area Code,
                             of Agent for Service)

                                --------------

                                  COPIES TO:

                               Mark J. Handfelt
                               John W. Robertson
                                 Gordon Empey
                                Emily W. Wagner
                               VENTURE LAW GROUP
                          A Professional Corporation
                              4750 Carillon Point
                            Kirkland, WA 98033-7355

                                --------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                --------------

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                                          Proposed Maximum
                                                         Proposed Maximum    Aggregate      Amount Of
  Title Of Each Class Of Securities To Be   Amount To Be  Offering Price      Offering     Registration
                Registered                   Registered    Per Unit(1)        Price(1)         Fee
-------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001............   3,677,013        $0.815         $2,996,766        $750

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(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing price of the Common Stock as reported on the Nasdaq National Market on March 30, 2001 pursuant to Rule 457(c) under the Securities Act.

                                --------------

  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in the prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION, DATED APRIL 4, 2001

                                   PROSPECTUS

                           LOUDEYE TECHNOLOGIES, INC.

                        3,677,013 shares of Common Stock

                                  -----------

  The common stock offered by this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 5 in determining whether to purchase the common stock.

                                  -----------

  As used in this prospectus, "we," "us," "our," "the Registrant" and "Loudeye" refer to Loudeye Technologies, Inc., a Delaware corporation, and its wholly-owned subsidiaries.

  The 3,677,013 shares of our common stock, $0.001 par value per share, covered by this prospectus (the "Shares") are offered for the account of the Selling Stockholders, as identified on page 20 of this prospectus. The Shares were issued to the Selling Stockholders in connection with that certain Agreement and Plan of Merger dated January 30, 2001 among Loudeye, Santa Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Loudeye, and DiscoverMusic.com, Inc., a Delaware corporation. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 18 of this prospectus. Each Selling Stockholder may be deemed to be an "underwriter" as defined in the Securities Act of 1933. We will not receive any portion of the proceeds from the sale of these shares.

  Loudeye Technologies, Inc.'s common stock is quoted on the Nasdaq National Market under the symbol LOUD. On March 30, 2001, the last sale price of the common stock on the Nasdaq National Market was $0.75 per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                               Underwriting
                                              Discounts and  Proceeds to Selling
                              Price to Public  Commissions      Stockholders
--------------------------------------------------------------------------------
Per Share...................  See Text Above  See Text Above   See Text Above
Total.......................
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is           , 2001

                               TABLE OF CONTENTS

THE COMPANY.................................................................   3

THE OFFERING................................................................   4

RISK FACTORS................................................................   5

USE OF PROCEEDS.............................................................  18

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS............................  18

PLAN OF DISTRIBUTION........................................................  18

SELLING STOCKHOLDERS........................................................  20

LEGAL PROCEEDINGS...........................................................  21

LEGAL MATTERS...............................................................  21

EXPERTS.....................................................................  21

WHERE YOU CAN FIND MORE INFORMATION.........................................  22

   We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                  THE COMPANY

   Loudeye Technologies, Inc. is a leading provider of digital media infrastructure services and applications that create a complete solution for the media, entertainment and corporate markets. Our digital media services and applications encompass an end-to-end solution for customers that includes:

  .  media preservation and restoration, through our VidiPax subsidiary;

  .  media and metadata capture and digital archive management;

  . encoding, or the transformation of audio and video content into streaming media or digital download formats;

  .  turn-key hosted music sampling services;

  . distribution through a variety of methods including encoded file delivery, hosted subscription services and syndication; and

  .  consulting services.

   Our solutions simplify and accelerate the process of delivering audio and video content on the Internet and other digital distribution platforms. Our proprietary systems and technology enable scalable and cost effective archival, retrieval and processing of large inventories of digital media. Our services and applications are built upon a robust production and delivery infrastructure. The benefits of our services and applications include:

  . an end-to-end solution to reduce complexity for customers and cost-effectively enable a wide range of digital media strategies;

  . significant capacity to process and manage large volume projects in a rapid time frame;

  . a highly flexible and extensible platform to enable tailored customer solutions; and

  . strategic relationships with selected major media companies and content owners.

   In 2000, we delivered over 7.4 million encoded audio files and 680,000 encoded video minutes to customers. We served over 220 customers in 2000 including AtomFilms (acquired by shockwave.com), Audible, Inc., CinemaNow, The Coca-Cola Company, Digital Club Network, Disney Enterprises, Inc., EMusic.com Inc., Ford Motor Company, IFILM, Kanakaris Communications, Inc., LicenseMusic.com, Inc., Microsoft Corporation, musicbank, Next Audio Inc., Universal Music Group, Valley Media Inc., and XM Satellite Radio, Inc.

   Our objective is to be the leading digital media infrastructure provider of comprehensive digital media solutions. We seek to achieve this objective through the following key strategies:

  .  developing and marketing an end-to-end suite of products and services;

  . leveraging existing management, production and delivery systems to support new products and services;

  . establishing relationships and obtaining content license agreements from content owners;

  .  expanding into selected international markets; and

  . selectively pursuing strategic acquisitions to strengthen our market position, expand our proprietary technology and accelerate our product strategy.

   To address the opportunity in the digital music segment, we intend to focus our efforts on developing and marketing an end-to-end suite of digital music services and applications that leverage our advanced digital media infrastructure systems and software applications. This will enable media and music companies to deliver legitimate digital music offerings to this growing audience. To support these initiatives, we intend to continue executing our strategy to develop relationships with copyright owners in the music industry, including major music companies, independent record labels, artists and publishers, to enable them, and their authorized licensees, to distribute digital music to their audiences on a legitimate basis. To this end, in 2000 we announced content licensing agreements with Universal Music Group, Warner Music Group and BMG Entertainment. In addition, in March 2001, we acquired DiscoverMusic.com, Inc. in order to provide a turn-key hosted music sampling service to our customers.

   Loudeye Technologies, Inc. was founded as a Washington limited liability company in 1997 and was incorporated in Delaware in 1998. Our principal executive offices are located at 414 Olive Way, Suite 500, Seattle, Washington 98101 and our telephone number is (206) 832-4000. We also have facilities in New York, New York, London, England, and Santa Monica, California.

                                  THE OFFERING

 Common stock offered by Selling
  Stockholders............................. 3,677,013 shares
 Shares outstanding after the offering..... 41,280,023 shares
 Use of proceeds........................... We will not receive any proceeds from this offering. All proceeds
                                            will be received by the selling
                                            stockholders.
 Nasdaq National Market symbol............. LOUD

   This table and the information in this prospectus is based on the number of shares outstanding as of March 30, 2001. This number excludes outstanding or available options and outstanding warrants to purchase an aggregate of 8,628,766 shares.

                                  RISK FACTORS

   Prospective purchasers of the common stock offered by this prospectus should carefully consider the following Risk Factors in addition to the other information appearing in or incorporated by reference into this prospectus.

We have a limited operating history, making it difficult for you to evaluate our business and your investment

   Loudeye was formed as a limited liability company in August 1997 and incorporated in March 1998. We therefore have a very limited operating history upon which an investor may evaluate our operations and future prospects. Because of our limited operating history, we have limited insight into trends that may emerge and affect our business. In addition, the revenue and income potential of our business and market are unproven. Because of the recent emergence of the Internet media infrastructure industry, our executives have limited experience in this industry. As a young company, we face risks and uncertainties relating to our ability to implement our business plan successfully, particularly due to the relatively early stage of the streaming media industry. Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as the Internet media infrastructure industry, using new and unproven business models.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our stock may decline

   We have incurred net losses from operations of $57.0 million during the period August 12, 1997 (inception) through December 31, 2000. Given the level of our planned operating and capital expenditures, we expect to continue to incur losses and negative cash flows for the foreseeable future. To achieve profitability, we must, among other things:

  .  Achieve customer adoption and acceptance of our products and services;

  .  Successfully scale our current operations;

  .  Introduce new digital media services and applications;

  .  Implement and execute our business and marketing strategies;

  . Address media copyright issues without negatively impacting our business;

  .  Develop and enhance our brand;

  .  Adapt to meet changes in the marketplace;

  . Respond to competitive developments in the Internet media infrastructure industry;

  .  Continue to attract, integrate, retain and motivate qualified personnel;
     and

  . Upgrade and enhance our technologies to accommodate expanded digital media service and application offerings.

   We might not be successful in achieving any or all of these objectives. Failure to achieve any or all of these objectives could have a serious adverse impact on our business, results of operations and financial position. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Additionally, we will likely increase our operating expenses in the future as we attempt to expand our digital media service and application offerings; obtain, administer, and renew financially reasonable music content license agreements with the various third parties in the fragmented music recording and publishing industries; grow our customer base; enhance our brand image; improve our technology infrastructure; and open new offices. We expect the number of our employees may grow. These higher operating costs will likely increase our quarterly net losses for the foreseeable future. Accordingly, our ability to operate our business and implement our business strategy may be hampered and the value of our stock may decline.

Our quarterly financial results are subject to fluctuations that may make it difficult to forecast our future performance and could cause our stock price to decline

   Our quarterly operating results have fluctuated in the past, and we expect our revenues and operating results to vary significantly from quarter to quarter due to a number of factors, including:

  .  Variability in demand for our digital media services and applications;

  . Profitability and viability of existing and emerging businesses focused on distribution of digital media content over the Internet;

  . Market acceptance of new digital media services and applications offered by us and our competitors;

  . Ability of our customers to procure necessary intellectual property rights in the digital media content they intend to utilize in their businesses;

  . Introduction or enhancement of digital media services and applications offered by us and our competitors;

  . Willingness of our customers to enter into digital media and applications services agreements for digital media in light of the economic and legal uncertainties related to their business models;

  . The mix of distribution channels through which our products and services are licensed and sold;

  . Changes in the growth rate of Internet usage and adoption of broadband access;

  .  Variability in average order size or product mix;

  . Changes in our pricing policies or the pricing policies of our competitors;

  .  Technical difficulties with respect to the use of our products;

  . Governmental regulations affecting use of the Internet, including regulations concerning intellectual property rights and security measures;

  . The amount and timing of operating costs and capital expenditures related to expansion of our business operations and infrastructure;

  . General economic conditions such as fluctuating interest rates and inflation; and

  . Economic conditions specifically related to the Internet such as fluctuations in the costs of Internet access, hardware and software.

   Our limited operating history and new and unproven business model further contribute to the difficulty of making meaningful quarterly comparisons. We expect our operating expenses to increase in absolute dollars on an annual basis. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of expected future revenues. These expenditure levels are, to a large extent, fixed in the short term. Thus, we may not be able to adjust spending in a timely manner to compensate for any shortfall in revenues and any significant shortfall in revenues relative to planned expenditures could have an immediate adverse effect on our business and results of operations. If our operating results fall below our expectations as well as those of securities analysts and investors in some future periods, our stock price will likely decline.

   Historically, we have priced our digital media services based on the customer's projected service volumes. We generally offer our digital media services through volume purchase orders with prices determined by customers committing to specific service volumes and schedules and paying nonrefundable deposits. We attempt to secure these commitments from customers to enable us to schedule time in our production facilities, to staff our operations efficiently and to forecast revenues and cost of revenues. If our customers are not willing to do business with us on these terms or if they do not fulfill their commitments under volume purchase orders, our ability to forecast revenues will be adversely affected and could contribute to increased fluctuation in our quarterly results, which could seriously harm our business.

   Although we have recently achieved significant percentage increases in our quarterly revenues, we believe future quarters may not show similar percentage revenue increases and may show declining revenue.

Our common stock price has been volatile and there is a risk we could be delisted from the Nasdaq National Market

   Our common stock price, like that of many companies in the Internet industry, has been and may continue to be extremely volatile, and there is a risk we could be delisted from the Nasdaq National Market. The market price of our common stock has declined significantly in recent months, and we expect that it will continue to be subject to significant fluctuations as a result of variations in our quarterly operating results and volatility in the financial markets. On several recent occasions, our stock has traded below $1.00 and may continue to do so. If our stock continues to trade below $1.00 per share for 30 consecutive business days, we may receive notice from the Nasdaq National Market that we need to comply with the requirements for continued listing on the Nasdaq National Market within 90 calendar days from such notification or be delisted. If our stock is delisted from the Nasdaq National Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. Additionally, our stock may be subject to "penny stock" regulations. If our common stock were subject to "penny stock" regulations, which apply to certain equity securities not traded on the Nasdaq National Market which have a market price of less than $5.00 per share, subject to limited exceptions, additional disclosure would be required by broker-dealers in connection with any trades involving such penny stock.

Substantial sales of our common stock could cause our stock price to decline

   Sales of a substantial number of shares of common stock in the public market, including the shares issued to the former stockholders of DiscoverMusic.com, Inc. ("DiscoverMusic") being registered hereby, or the perception that these sales may occur, could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus driving the common stock price down. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

We depend on the development and rate of adoption of digital media and the delay or failure of this development would seriously harm our business

   We depend on the development and rate of adoption of digital media and the delay or failure of this development would seriously harm our business. The development of commercial applications for digital media content is in its very early stages. If the Internet does not develop as an effective medium for the distribution of digital media content to consumers or if businesses predicated on the distribution of digital media content are not profitable or are unable to raise necessary operating capital, then we will not succeed in executing our business plan. Many factors could inhibit the growth of electronic commerce in general and the distribution of digital media content in particular, including concerns about the profitability of Internet-based businesses, uncertainty about intellectual property rights associated with music and other digital media, bandwidth constraints, piracy and privacy.

   Our success depends on users having access to the necessary hardware, software and bandwidth, or data transmission capability, to receive high quality digital media over the Internet. Congestion over the Internet and data loss may interrupt audio and video streams, resulting in unsatisfying user experiences. In order to receive digital media adequately, users generally must have multimedia personal computers with certain minimum microprocessor requirements and data transmission capacities, as well as streaming media software. The success of digital media over the Internet depends on the continued rollout of broadband access to consumers on an affordable basis. Users typically download digital media software and install it on their personal computers. This installation may require technical expertise that some users do not possess. Furthermore, some information systems managers block reception of digital media over corporate intranets because of bandwidth constraints. Widespread adoption of digital media technology depends on overcoming these obstacles, identifying viable revenue models for digital media-based businesses, improving audio and video quality and educating customers and users in the use of digital media technology. If digital media technology fails to overcome these obstacles, our business could be seriously harmed.

Copyright infringement may decrease the demand for our products and services

   The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to impact music, video and other content being distributed over the Internet. If, as a result, potential customers forego distributing traditional media content over the Internet, demand for our digital media applications and services could be reduced which would harm our business.

Commercial failure of Internet-based businesses could reduce demand for our digital media services and applications

   The substantial proportion of customers for our digital media services and applications have been Internet-based businesses and we expect that in the future, a majority of our customers will be these types of businesses.

   Our business prospects and revenues would be harmed by the commercial failure or diminished commercial prospects of these or like customers. In addition, if such customers have difficulty raising additional capital to fund their operations, our business prospects and revenues would be harmed.

We may be liable or alleged to be liable to third parties for music, software, and other content that we encode, distribute, or make available on our site

   We may be liable or alleged to be liable to third parties for the content that we encode, distribute or make available on our site:

  . If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

  . If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services; or

  . If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.

   In addition, we face the risk that our customers might not have all necessary ownership or license rights in the content for us to perform our encoding services. Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management's attention which could have an adverse effect on our business, results of operations and financial condition. Our customers for encoding services generally agree to hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited insurance coverage for claims of this nature.

   Because we host audio and video content on our Web site and on other Web sites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm our business.

   We cannot assure you that third parties will not claim infringement by us with respect to past, current, or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.

We depend on a limited number of customers for a majority of our revenues so the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenues and operating results

   A limited number of customers have accounted for a majority of our revenues and will continue to do so for the foreseeable future. During the year ended December 31, 2000, two of our customers accounted for approximately 29% of our revenues; while in the year ended December 31, 1999, two customers accounted for approximately 24% of our revenues. We believe that a small number of customers will likely continue to account for a significant percentage of our revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to timely complete or deliver a project during a given quarter is likely to significantly reduce revenues for the quarter. If we were to lose a key customer, our business, financial condition, and operating results could suffer. In addition, if any customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues and operating results could suffer. If we are unsuccessful in increasing our customer base, our business could be harmed.

We rely on strategic relationships to promote our services and for access to licensed technology; if we fail to maintain or enhance these relationships, our ability to serve our customers and develop new services and applications could be harmed

   Our ability to provide our services to users of multiple technologies and platforms depends significantly on our ability to develop and maintain our strategic relationships with key streaming media technology companies including, among others, Apple Computer, Inc., Microsoft Corporation, and RealNetworks, Inc. We rely on these relationships for licensed technology to maintain our ability to service RealNetworks RealMedia, Microsoft Windows Media and Apple Quicktime platforms and applications. Due to the evolving nature of the Internet media infrastructure market, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. We cannot be certain that we will be successful in developing new relationships or that our partners will view these relationships as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our brand and services.

   In 2000, we began executing our music content licensing strategy by entering into music content licenses with three major record labels. However, obtaining comprehensive music content licenses is challenging, as doing so may require us to obtain copyright licenses with various third parties in the fragmented music recording and publishing industries. These copyrights often address differing activities related to the delivery of digital media, including reproduction and performance, some of which may require separate licensing arrangements from various rights holders such as publishers, artists and record labels. The effort to obtain the necessary rights by such third parties is often significant, and could disrupt, delay, or prevent us from executing our business plans. Because of the large number of potential parties from which we must obtain licenses, we may never be able to obtain a sufficient number of licenses to allow us to provide services that will meet our customers' expectations. Customers of our services may decide that we are not able to provide them with access to enough content to make their own services valuable to consumers, and they may choose not to do business with us. Even if we are able to obtain a sufficient number of licenses, those licenses may not be on favorable terms, and we may have to increase the amount that we charge our customers for our services in order to cover the costs of these licenses, and the market for digital music may not support these increased costs.

Our growth could be limited if we fail to successfully identify and integrate potential acquisitions and investments

   Due to the intensely competitive nature of the e-digital media services market, we believe that our success will depend on our ability to attain significant market share, which will depend in part on our ability to successfully identify and acquire businesses, products and technologies from third parties that are complementary to our existing products and services. We cannot be certain that we will be able to rapidly expand our product and services offerings through these acquisitions or investments. Some of the risks we may encounter include:

  . complementary products and services may not be available on commercially reasonable terms;

  . we may be unable to compete for acquisitions of products and services with many of our competitors who have greater financial resources than we do;

  .  acquired products and services may not meet the needs of our customers;

  . we may incur difficulties associated with the integration of the personnel and operations of an acquired company with our personnel and operations;

  . we may incur difficulties in assimilating acquired products, services or technologies, with our existing products, services and technologies; and

  . integration of acquired and existing products and services may result in decreases in revenue from existing products and services.

   These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to issue equity securities to pay for any future acquisition which could be dilutive to our existing stockholders. We may also have to incur debt which could contain covenants that restrict our operations. In addition, acquisitions and investments may have negative effect on our reported results of operations from acquisition-related charges and amortization of acquired technology and other intangibles. Any of these acquisition-related risks could harm our business.

We may be unable to successfully integrate DiscoverMusic into our business or achieve the expected benefits of the acquisition

   Our acquisition of DiscoverMusic, which was completed in March 2001, will require integrating the businesses and operations of that company with our company. In addition, in December 1999, we acquired Alive.com, Inc., in June 2000, we acquired VidiPax, Inc. and in March 2001, we acquired online radio application technology and select infrastructure assets of OnAir Streaming Networks, Inc. ("OnAir"). We may not be able to successfully assimilate the personnel, technology, operations and customers of these acquisitions into our business. In addition, we may fail to achieve the anticipated synergy from these acquisitions, including marketing, product development, distribution and other operational synergies. The integration process of these businesses may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives. Finally, we cannot be certain that we will be able to retain key DiscoverMusic and OnAir employees.

We may acquire technologies or companies in the future, and these acquisitions could result in the dilution of our stockholders and disruption of our business

   We may acquire technologies or companies in the future. Entering into an acquisition entails many risks of any which could materially harm our business, including:

  .  diversion of management's attention from other business concerns;

  . failure to assimilate the acquired company with our pre-existing business;

  . potential loss of key employees from either our pre-existing business or the acquired business;

  . dilution of our existing stockholders as a result of issuing equity securities; and

  .  assumption of liabilities of the acquired company.

Any acquisitions we make could disrupt our business and harm our financial condition

   We expect to evaluate and acquire businesses, technologies, services, or products that we believe are a strategic fit with our business. Transactions of this sort require the process of integrating an acquired business, technology, service, or product and may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition will be realized. Acquisitions could result in material use of cash resources, potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or amortization expenses related to goodwill and other intangible assets and the incurrence of large and immediate write-offs, any of which could seriously harm our business, results of operations and financial condition.

   In addition, recent proposed changes in the Financial Accounting Standards Board and Securities and Exchange Commission rules for merger accounting may affect our ability to make acquisitions or be acquired. For example, a possible elimination of the "pooling" method of accounting for mergers increases the amount of goodwill and other intangible assets that we would be required to account for if we acquired another company, which would have an adverse financial impact on our future net income. Further, the reduced availability of write-offs for in-process research and development costs under the purchase method of accounting in connection with an acquisition could make an acquisition more costly for us. We will incur additional amortization expense in future periods as a result of the excess purchase price associated with our acquisition of DiscoverMusic.

The United States music industry is extremely litigious; we may become involved in litigation and expenses related to litigation could severely impact our financial condition, and could also result in the discontinuation or interruption of services to our customers

   The music industry in the United States is generally regarded as extremely litigious in nature compared to other industries. As a result, in the future we could become engaged in litigation with others in the music industry. Any litigation could subject us to significant liability for damages and could result in us having to discontinue or interrupt services to our customers. In addition, even if we were to prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of management time and attention.

If we are ineffective in managing our growth, our business may be harmed

   Our current or future infrastructure and systems (such as information technologies and accounting) may prove to be insufficient to indefinitely accommodate our targeted level of future operations. Effectively managing any future growth will require, among other things, that we successfully upgrade and expand our production processes and systems, expand the breadth of products and services we offer, continue to improve our management reporting capabilities and accounting systems. We also need to retain our highly skilled and motivated executives and other employees. We must also maintain close coordination among our marketing, operations, development, finance and administrative organizations.

Our music content licenses could result in operational complexity that may divert resources or make our business more expensive to conduct

   The large number of licenses which we need to maintain in order to expand our services creates operational difficulties in connection with tracking the rights that we have acquired and the complex royalty structures under which we must pay. In addition, our licensing agreements typically allow the third party to audit our royalty tracking and payment mechanisms to ensure that we are accurately reporting and paying the royalties owed. If we are unable to accurately track the numerous parties that we must pay in connection with each delivery of digital music services and deliver the appropriate payment in a timely fashion, we may risk termination of certain licenses.

Technological advances may cause our services and applications to be unnecessary

   As more audio and video content is originally created in digital media formats, the need for our encoding services may decrease. In addition, the advancement of features in streaming media software applications from Microsoft, RealNetworks and others may incorporate services and applications we currently offer, or intend to offer, making our services or applications unnecessary or obsolete. This could seriously harm our business.

The failure to retain and attract key technical personnel and other highly qualified employees could harm our business

   Because of the complexity of our services, applications and related technologies, we are substantially dependent upon the continued service of our existing product development personnel. In addition, we may hire additional engineers with high levels of experience in designing and developing software and rich media products in time-pressured environments. There is intense competition in the Puget Sound region for qualified technical personnel in the software and technology markets. New personnel will require training and education and take time to reach full productivity. Our failure to attract, train, and retain these key technical personnel could seriously harm our business.

   As we continue to introduce additional applications and services, and as our customer base and revenues grow, we will need to hire additional qualified personnel in other areas of operations as well. Competition for these personnel is also extremely intense, and we may not be able to attract, train, assimilate or retain qualified personnel in the future. Our failure to attract or retain qualified personnel could seriously harm our business, results of operations and financial condition.

   Finally, our business and operations are substantially dependent on the performance of our executive officers and key employees, all of whom are employed on an at-will basis and have worked together for only a relatively short period of time. We do not maintain "key person" life insurance on any of our executive officers. In addition, we hired or named new employees in 2000 and 2001 in key executive positions, including our Chief Executive Officer, Chief Financial Officer, Vice President of Sales, Vice President of Marketing and General Counsel. The loss of several key executives could seriously harm our business.

   During March 2001, we added DiscoverMusic and OnAir employees in connection with our acquisition of DiscoverMusic and our acquisition of online radio application technology and select infrastructure assets of OnAir. As we complete the integration of those acquisitions and employees, we are reviewing our organizational structure and number of employees. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business. In addition, any such reorganization or reduction could cause a significant diversion of management and financial resources.

Competition may decrease our market share, revenues, and gross margins

   Our products and services are divided into digital media services, which is the encoding of audio and video content for deployment over the Internet, media migration and restoration services and consulting services; and digital media applications, which are primarily subscription services focused towards business models providing music over the Internet.

   The market for digital media services and applications is relatively new, and we face competition from in-house encoding services by potential customers, other vendors that provide outsourced digital media services and companies that directly provide digital media applications. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for Internet media services and applications, the more competitors are likely to emerge including turnkey Internet media application and service providers; streaming media platform developers; digital music infrastructure providers; digital media applications service providers (including for digital music subscription), and; video post- production houses. As we continue to develop media subscription applications, we may also over time begin to compete with some of our historical customers and partners who could also develop and market business-to-business subscription offerings.

   In addition, we may not compete successfully against current or future competitors, many of whom have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that are more sophisticated than our own. For these and other reasons, our competitors' products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations.

Our business model is unproven, making it difficult to forecast our revenues and operating results

   Our business model is based on the premise that digital media content providers and developers will outsource a large percentage of their encoding services needs and content management needs. Our potential customers may rely on internal resources for these needs. In addition, technological advances may render an outsourced solution unnecessary, particularly as new media content is created in a digital format. Market acceptance of our services may depend in part on reductions in the cost of our services so that we may offer a more cost effective solution than both our competitors and our customers doing the work internally. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and may not lead to improved gross margins. In order to remain competitive, we expect to reduce the cost of our services through design and engineering changes. We may not be successful in reducing the costs of providing our services.

Average selling prices of our services may decrease, which may harm our gross margins

   The average selling prices of our services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. The pricing of services sold to our customers depends on the duration of the agreement, the specific requirements of the order, purchase volumes, the sales and service support and other contractual agreements. We have experienced and expect to continue to experience pricing pressure and anticipate that the average selling prices and gross margins for our products will decrease over product life cycles. We may not be successful in developing and introducing on a timely basis new products with enhanced features that can be sold at higher gross margins.

If we fail to enhance our existing services and applications products or develop and introduce new digital media services, applications and features in a timely manner to meet changing customer requirements and emerging industry standards, our ability to grow our business will suffer

   The market for Internet media infrastructure solutions is characterized by rapidly changing technologies and short product life cycles. These market characteristics are heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

  . Obtain the necessary intellectual property rights from music companies and other content owners to be able to legally provide our services;

  .  Identify and respond to emerging technological trends in the market;

  . Enhance our products by adding innovative features that differentiate our digital media services and applications from those of our competitors;

  .  Acquire and license leading technologies;

  . Bring digital media services and applications to market on a timely basis at competitive prices; and

  . Respond effectively to new technological changes or new product announcements by others.

   We will not be competitive unless we continually introduce new services and applications and enhancements to existing services and applications that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability or new or enhanced services and applications can be ascertained. Revenue from future services and applications or enhancements to services and applications may not be sufficient to recover the associated development costs.

We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe on proprietary rights of others, which could harm our business

   Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. We have filed six U.S. patent applications and four international patent applications that claim priority to six previously filed provisional applications. We cannot assure that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property. In addition, we could be subject to intellectual property infringement claims by others. These claims, and any resultant litigation, should it occur, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Further, we plan to offer our digital media services and applications to customers worldwide including customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenues, financial condition and results of operations.

   In connection with the acquisition of DiscoverMusic, Loudeye assumed certain liabilities of DiscoverMusic, including a patent infringement law suit filed by InTouch Group, Inc. ("InTouch") in which DiscoverMusic is one of the defendants. We believe that we have meritorious defenses to InTouch's claims and we intend to vigorously defend against such claims. However, to the extent that their patent rights are valid and enforceable and cover our activities, we may be required to pay damages, obtain a license to use such patents or use non-infringing methods to accomplish our activities with regard to our interactive music previewing technology. It is possible that a license from InTouch would not be available on commercially acceptable terms, or at all, or that we would be unable to use our interactive music previewing technology in a non-infringing manner. If successful, the InTouch claim that we violate their intellectual property rights, could seriously harm our business by forcing us to cease using important intellectual property or requiring us to pay monetary damages. Even if unsuccessful, these claims still can harm our business severely by damaging our reputation, requiring us to incur legal costs, lowering our stock price and public demand for our stock, and diverting management's attention away from our primary business activities in general.

The length of our sales cycle is uncertain and therefore could cause significant variations in our operating results

   Our customers typically include large corporations that often require long testing and approval processes before making a purchase decision. Therefore, the length of our sales cycle, the time between an initial customer contact and completing a sale, has been and may continue to be unpredictable. The time between the date of our initial contact with a potential new customer and the execution of a sales contract with that customer ranges from less than two weeks to more than six months, depending on the size of the customer, the application of our solution and other factors. Our sales cycle is also subject to delays as a result of customer-specific factors over which we have little or no control, including their procurement of appropriate rights from content owners, budgetary constraints and internal acceptance procedures. During the sales cycle, we may expend substantial sales and management resources without generating corresponding revenues. Our expense levels are relatively fixed in the short term and are based in part on our expectation of future revenues. As a result, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represent a large portion of our revenues.

The technology underlying our services and applications is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our services and applications

   The technology underlying our digital media services and applications is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Because our customers depend on us for digital media management, any interruptions could:

  .  Damage our reputation;

  .  Cause our customers to initiate product liability suits against us;

  .  Increase our product development resources;

  .  Cause us to lose sales; and

  .  Delay market acceptance of our digital media services and applications.

   We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

Our expansion into international markets will require significant resources and will subject us to new uncertainties that may limit our return from our international sales efforts

   One of our strategies to increase our sales is to selectively add an international sales force and operations. In March 2000, we opened a sales office in London, England. Our further expansion will involve a significant use of management and financial resources, particularly because we have no previous experience with international operations. We may not be successful in creating international operations or sales. In addition, international business activities are subject to a variety of risks, including:

  . The adoption of laws detrimental to our operations such as legislation relating to the collection of personal data over the Internet or laws, regulations or treaties governing the export of encryption related software;

  .  Currency fluctuations;

  . Actions by third parties such as discount pricing and business techniques unique to foreign countries;

  .  Political instability; and

  . Economic conditions including inflation, high tariffs or wage and price controls.

   We do not possess "political risk" insurance, and any of these risks could restrict or eliminate our ability to do business in foreign jurisdictions.

We have in the past experienced returns of our customers' encoded content, and as our business grows we may experience increased returns, which could harm our reputation and negatively affect our operating results

   In the past, we have had on occasion difficulty monitoring the quality of our service. A limited number of our customers have returned encoded content to us for our failure to meet the customer's specifications and requirements. It is likely that we will experience some level of returns in the future and, as our business grows, the amount of returns may increase. Also, returns may harm our relationship with potential customers and business in the future. If returns increase, our reserves may not be sufficient and our operating results would be negatively affected.

The concentration of ownership by our affiliated stockholders and provisions in our charter documents and provisions of applicable state law may delay or prevent any merger or takeover of the Company

   Certain of our existing stockholders have significant influence over our management and affairs, which they could exercise against your best interests. As of March 30, 2001, our officers and directors, together with entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately 40% of our outstanding common stock. As a result, these stockholders, acting together, may be able to influence significantly our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquiror from making a tender offer for our shares. This concentration of ownership could also adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay.

   Certain provisions of our certificate of incorporation and bylaws and the provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing an acquisition of Loudeye, even if an acquisition would be beneficial to our stockholders.

We may need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan

   We believe that our existing cash, cash equivalents, short-term investments, the amounts available under the working capital line and the new facility will be sufficient to meet our operating expenses working capital, capital expenditure and business expansion requirements through 2001 and 2002. Thereafter, we may need to raise additional funds. We may have to raise funds even sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures, to acquire complementary products, businesses or technologies or otherwise to respond to unanticipated requirements. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced. If we raise capital through debt financing, we may be forced to accept restrictions affecting our liquidity, including restrictions on our ability to incur additional indebtedness or pay dividends. We cannot assure you that additional financing will be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our ongoing operations and planned expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services and applications or respond to competitive pressures. This inability could seriously harm our business, results of operations and financial condition.

Our encoding and data storage and web server systems may stop working or work improperly due to natural disasters, failure of third-party services, power outages, fire and other unexpected problems

   Since our primary encoding and data storage facilities and network facilities are located in the state of Washington, a seismic disturbance, or other natural disaster could affect these primary facilities simultaneously. An unexpected event like a power or telecommunications failure, fire, flood, seismic disturbance at or near our encoding and on-site data storage facility or at any of our Internet service providers' facilities could cause the loss of critical data and prevent us from offering our services to our customers. In addition, California utility companies are currently experiencing a financial crisis which have led to "brownouts," "rolling blackouts" and other disruptions of power services to consumers, and this crisis could spread to the state of Washington as well. These losses of power could continue or worsen due to circumstances out of our control and adversely affect our business and other operations entirely. Our insurance may not adequately compensate us for any losses that may occur.

Government regulation may require us to change our business

   On October 28, 1998, the United States Congress enacted the Digital Millennium Copyright Act (or "DMCA"). The DMCA includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, depending on our and our customers' future business activities, we and our customers may be required to pay licensing fees for digital sound recordings streamed or distributed from web sites and through retransmissions of radio broadcasts and/or other audio content. The DMCA does not specify the rate and terms of such licenses, which will be determined either through voluntary inter- industry negotiations or arbitration. Moreover, with respect to digital publishing, sound recording and other music licenses not directly covered by the DMCA, various companies and individuals in the digital music industry plan to engage in a proceeding before a tribunal of the United States Copyright Office along with the Recording Industry Association of America during 2001 to determine what, if any, licensee fees should be paid to various rights holders. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, and by increasing the cost of doing business for our customers.

   Because of this rapidly evolving and uncertain regulatory environment, both domestically and internationally, we cannot predict how existing or proposed laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing digital music. These laws and regulations could harm us by subjecting us to liability or forcing us to change our business.

                                USE OF PROCEEDS

   The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the Selling Stockholders who offer and sell their shares. We will not receive any proceeds from the sale of these shares.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

   On March 2, 2001, Loudeye acquired DiscoverMusic, by the merger of Santa Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Loudeye ("Loudeye Sub"), with and into DiscoverMusic. As a result of the merger, the Selling Stockholders received an aggregate of 3,677,013 shares of Loudeye common stock and $8,588,759 in exchange for their issued and outstanding shares of DiscoverMusic common stock. Under the terms of the merger, Loudeye agreed to register the shares of Loudeye common stock received by the Selling Stockholders in connection with the merger. This prospectus covers the resale of the shares of Loudeye common stock issued in the merger.

                              PLAN OF DISTRIBUTION

   Shares of common stock offered by this prospectus may be offered and sold from time to time by the Selling Stockholders. As used in this prospectus, the term "Selling Stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the Selling Stockholder as a pledgor, a borrower or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the Selling Stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell shares on the Nasdaq National Market, or in private sales at negotiated prices directly or through a broker. The Selling Stockholders and any underwriters, dealers or agents who participate in the distribution of the shares may be deemed to be "underwriters" under the Securities Act of 1933. Any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Act.

   The Selling Stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock offered by this prospectus in amounts customary for this type of transaction. Each Selling Stockholder will also pay all applicable transfer taxes and fees for its legal counsel incurred in connection with the sale of shares.

   The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered by this prospectus in the market, and to their own activities and those of their affiliates. The Selling Stockholders have advised us that during the time they are engaged in attempting to sell the shares offered by this prospectus, they will:

  . not engage in any stabilization activity in connection with any of our securities;

  . provide copies of this prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through whom shares are offered;

  . not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

  . not effect any sale or distribution of the shares offered hereby until after the prospectus has been appropriately amended or supplemented, if required; and

  . effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

   We have agreed to maintain the effectiveness of this registration statement until the earlier of the sale of all the shares offered by this prospectus or the date that each holder of shares can sell all of the shares it holds in any three-month period in compliance with Rule 144 promulgated under the Securities Act, but in no event after two years from the date on which the registration statement containing this prospectus is declared effective by the Securities and Exchange Commission. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The Selling Stockholders may sell all, some or none of the shares offered by this prospectus.

                              SELLING STOCKHOLDERS

   The following table sets forth certain information as of March 30, 2001 with respect to the Selling Stockholders. The following table assumes that the Selling Stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

   The number and percentage of shares beneficially owned is based on 41,280,023 shares outstanding as of March 30, 2001 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of March 30, 2001 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

   Except as described in footnotes (1) and (2), no Selling Stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years.

                                       Shares                      Shares
                                    Beneficially                Beneficially
                                   Owned Prior to     Shares   Owned After the
                                    the Offering    Offered by    Offering
                                  -----------------    this    ---------------
       Selling Stockholder         Number   Percent Prospectus Number  Percent
       -------------------        --------- ------- ---------- ------- -------
Generation Capital Partners
 L.P. ........................... 2,151,545  5.2%   2,151,545        0    *%
Generation Parallel Management
 L.P. ...........................       735    *%         735        0    *%
State Board of Administration of
 Florida.........................    72,513    *%      72,513        0    *%
Microsoft Corporation............ 1,307,180  3.2%     522,251  784,929  1.9%
Akamai Technologies..............   888,273  2.2%     522,251  366,022    *%
Music Holdings Corporation.......   142,803    *%     142,803        0    *%
Dominion Capital Management
 L.L.C. .........................       429    *%         429        0    *%
First Portland Corporation.......        99    *%          99        0    *%
Craig Fields.....................    35,665    *%      35,665        0    *%
Charles Saldarini................     7,133    *%       7,133        0    *%
William R. Pickard Jr............       913    *%         913        0    *%
Pickard Family Trust.............     4,279    *%       4,279        0    *%
William R. Pickard Jr. ..........    12,839    *%      12,839        0    *%
 VIP Plus Profit Sharing
William Koenig...................     8,559    *%       8,559        0    *%
Brendan Rorem....................       727    *%         727        0    *%
Toni Unrein......................       256    *%         256        0    *%
Evelyn Correa....................     1,283    *%       1,283        0    *%
Robert Doolittle.................     1,711    *%       1,711        0    *%
Elizabeth Ward...................        85    *%          85        0    *%
Elizabeth Treinen................       256    *%         256        0    *%
David Lambert(1).................   183,482    *%     183,482        0    *%
Traci and Ronald Boyle(2)........     5,268    *%       5,268        0    *%
Erika Leber......................     1,931    *%       1,931        0    *%

--------
 *  Less than 1%

(1) Prior to the merger, David Lambert was the President and Chief Executive Officer and a Director of DiscoverMusic. David Lambert is currently a consultant to Loudeye.

(2) Prior to the merger, Traci Boyle was the Vice President and Chief Financial Officer of DiscoverMusic. Traci Boyle is currently an employee of Loudeye.

                               LEGAL PROCEEDINGS

   In connection with the acquisition of DiscoverMusic, Loudeye assumed certain liabilities of DiscoverMusic, including a patent infringement law suit filed on March 31, 2000, as amended April 26, 2000, by InTouch, a California corporation, against Amazon.com Inc., a Delaware corporation, Liquid Audio, Inc., a Delaware corporation, Listen.com, Inc., a California corporation, Entertaindom LLC, a Delaware corporation, Muze, Inc., a New York corporation, and DiscoverMusic in Case No. C00-1156 pending before the United States District Court for the Northern District of California. The complaint alleges that each of the defendants has infringed or induced infringement of U.S. Patent Nos. 5,237,157 (the "'157 Patent") and 5,963,916 (the "'916 Patent") by
making, using, selling, and/or offering for sale (including through licenses) interactive music previewing technology that operates on a web site or kiosk. InTouch is seeking an injunction preventing the defendants from infringing the '157 Patent and '916 Patent, a declaratory judgment that both the '157 Patent and the '916 Patent are valid, and an order requiring each defendant to pay to InTouch up to three times the amount of damages sustained by InTouch, attorneys' fees and any pre-judgment interest. On February 22, 2001, InTouch filed a request for the court to dismiss InTouch's claims of infringement against DiscoverMusic regarding the '157 Patent, which the court so ordered on February 26, 2001. We believe that we have meritorious defenses to InTouch's claims and we intend to vigorously defend against such claims.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, 4750 Carillon Point, Kirkland, Washington 98033-7355, counsel to Loudeye.

                                    EXPERTS

   The financial statements in this prospectus (incorporated by reference) have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the "SEC"). Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Loudeye Technologies, Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the closing date of this offering. Additionally, all filings pursuant to the Exchange Act that we file with the SEC after the date we file this registration statement and prospectus and prior to effectiveness of this registration statement and prospectus shall be deemed to be incorporated by reference into this prospectus.

   The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (File No 0-29583).

     2. Our Current Report on Form 8-K, filed with the SEC on March 13, 2001 (File No. 0-29583).

     3. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on February 17, 2000 (File No. 0-29583), including any amendment or report filed for the purpose of updating such description.

   We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents that are not incorporated by reference. You should direct any requests for documents to Bradley A. Berg, Chief Financial Officer, Loudeye Technologies, Inc., 414 Olive Way, Suite 500, Seattle, Washington 98101, telephone: (206) 832-4000.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses payable by Loudeye in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the Selling Stockholders are payable individually by the Selling Stockholders. All amounts shown are estimates except the SEC registration fee.

                                                                        Amount
                                                                         To Be
                                                                         Paid
                                                                        -------
   SEC registration fee................................................ $   750
   Printing fees and expenses..........................................  10,000
   Legal fees and expenses.............................................  30,000
   Accounting fees and expenses........................................   2,000
   Miscellaneous expenses..............................................   5,000
                                                                        -------
     Total............................................................. $47,750
                                                                        =======

Item 15. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Articles XII and XIII of the Registrant's Amended and Restated Certificate of Incorporation and Article VI of the Registrant's Bylaws eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties and provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

   In connection with this offering, the Selling Stockholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the Selling Stockholders and contained herein up to a maximum of the gross proceeds received by the Selling Stockholders from the sale of their shares hereunder.

Item 16. Exhibits

 Exhibit
 Number                         Description of Exhibit
 -------                        ----------------------
  2.1(1) Agreement and Plan of Merger dated as of January 30, 2001 among
          Loudeye, DiscoverMusic and Loudeye Sub
         Registration Rights Agreement dated March 2, 2001 among Loudeye and
  4.1(2) the Selling Stockholders
  5.1    Opinion of Venture Law Group, A Professional Corporation
 23.1    Consent of Arthur Andersen LLP, independent public accountants
 23.2    Consent of Counsel (included in Exhibit 5.1)
 24.1    Power of Attorney (see page II-3)

--------
(1) Incorporated by reference to Exhibit 2.1 filed with our current report on Form 8-K, as filed March 13, 2001.
(2) Incorporated by reference to Exhibit 4.1 filed with our current report on Form 8-K, as filed March 13, 2001.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 4th day of April, 2001.

                                          LOUDEYE TECHNOLOGIES, INC.

                                                  /s/ John T. Baker IV
                                          By: _________________________________
                                                      John T. Baker IV
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, John T. Baker and Brad Berg, and each of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                 Date
             ---------                           -----                 ----

       /s/ John T. Baker             Chief Executive Officer and   April 4, 2001
____________________________________  Director (Principal
           John T. Baker              Executive Officer)

         /s/ Brad Berg               Chief Financial Officer       April 4, 2001
____________________________________  (Principal Financial and
             Brad Berg                Accounting Officer)

       /s/ Martin Tobias             Director                      April 4, 2001
____________________________________
           Martin Tobias

      /s/ Stuart J. Ellman           Director                      April 4, 2001
____________________________________
          Stuart J. Ellman

       /s/ Johan Liedgren            Director                      April 4, 2001
____________________________________
           Johan Liedgren

        /s/ Anthony Bay              Director                      April 4, 2001
____________________________________
            Anthony Bay

      /s/ Charles P. Waite           Director                      April 4, 2001
____________________________________
          Charles P. Waite

                           LOUDEYE TECHNOLOGIES, INC.

                               INDEX TO EXHIBITS

 Exhibit
 Number
 -------

  2.1(1) Agreement and Plan of Merger dated as of January 30, 2001 among
          Loudeye, DiscoverMusic and Loudeye Sub

  4.1(2) Registration Rights Agreement dated March 2, 2001 among Loudeye and the Selling Stockholders

  5.1    Opinion of Venture Law Group, A Professional Corporation

 23.1    Consent of Arthur Andersen LLP, independent public accountants

 23.2    Consent of Counsel (included in Exhibit 5.1)

 24.1    Power of Attorney (see page II-3)

--------
(1) Incorporated by reference to Exhibit 2.1 filed with our current report on Form 8-K, as filed March 13, 2001.

(2) Incorporated by reference to Exhibit 4.1 filed with our current report on Form 8-K, as filed March 13, 2001.